Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 18, 2021

Relating to Preliminary Prospectus Supplement dated May 18, 2021 and

Prospectus dated December 11, 2020

Registration No. 333-238621

First Eagle Alternative Capital BDC, Inc.

$60,000,000

5.00% Notes Due 2026

Pricing Term Sheet

May 18, 2021

The following sets forth the final terms of the 5.00% Notes due 2026 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated May 18, 2021, together with the accompanying prospectus dated December 11, 2020, relating to the Notes (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	First Eagle Alternative Capital BDC, Inc. (the “Company”)

Title of the Securities:	5.00% Notes due 2026 (the “Notes”)

Expected Rating:*	BBB- (Egan-Jones)

Initial Aggregate Principal Amount Being Offered:	$60,000,000

Over-Allotment Option:	$9,000,000 aggregate principal amount of Notes on or before June 17, 2021 solely to cover over-allotments, if any

Initial Public Offering Price:	$25 per Note (Par)

Principal Payable at Maturity:	100% of the aggregate principal amount

Type of Note:	Senior Unsecured Notes

Listing:	The Company intends to list the Notes on the NYSE within 30 days of the original issue date under the trading symbol “FCRX”

Stated Maturity Date:	May 25, 2026

Interest Rate:	5.00%

Underwriting Discount:	3.00% (or $1,800,000 total assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	97.00% (or $58,200,000 total assuming the over-allotment option is not exercised)

Day Count Basis:	360-day year of twelve 30-day months

Trade Date:	May 18, 2021

Settlement Date:**	May 25, 2021 (T+5)

Date Interest Starts Accruing:	May 25, 2021

Interest Payment Dates:	Every March 30, June 30, September 30 and December 30, commencing September 30, 2021. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:	The initial interest period will be the period from and including May 25, 2021, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Specified Currency:	U.S. Dollars

Denominations:	The Company will issue the Notes in denominations of $25 and integral multiples of $25 in excess thereof.

Business Day:	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City or the place of payment are authorized or required by law or executive order to close.

Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after May 25, 2023, upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to but not including the date fixed for redemption.

CUSIP/ISIN	26943B 407/US26943B4077

Book-Running Manager:	Keefe, Bruyette & Woods, Inc.

Co-Managers:	Oppenheimer & Co. Inc. ING Financial Services LLC

Trustee, Paying Agent and Security Registrar:	U.S. Bank National Association

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade should consult their own advisor prior to the closing.

This pricing term sheet, the Preliminary Prospectus and the pricing press release are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Notes referred to in this press release, in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of First Eagle Alternative Capital BDC, Inc. before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about First Eagle Alternative Capital BDC, Inc. and should be read carefully before investing.

The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of First Eagle Alternative Capital BDC, Inc. and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

First Eagle Alternative Capital BDC, Inc. has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents First Eagle Alternative Capital BDC, Inc. has filed with the SEC for more complete information about First Eagle Alternative Capital BDC, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, First Eagle Alternative Capital BDC, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it from Keefe, Bruyette & Woods, Inc., 787 Seventh Avenue, 4th Floor, New York, NY 10019 (telephone number 1-800-966-1559).

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